SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
WILL H. CAI ^		CHICAGO
GEOFFREY CHAN *	TEL: (852) 3740-4700	HOUSTON
ANDREW L. FOSTER *	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
♦ (ALSO ADMITTED IN ENGLAND & WALES)		LONDON
* (ALSO ADMITTED IN NEW YORK)		MOSCOW
MUNICH
REGISTERED FOREIGN LAWYERS		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
BRADLEY A. KLEIN (ILLINOIS)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

August 16, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Mr. Jeffrey Kauten

Ms. Kathleen Collins

Ms. Rebekah Lindsey

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CooTek (Cayman) Inc. (CIK No. 0001734262)
Response to the Staff’s Comments on
Amendment No.2 to Draft Registration Statement on Form F-1
Confidentially Submitted on July 23, 2018

Dear Ms. Jacobs, Mr. Kauten, Ms. Collins and Ms. Lindsey:

On behalf of our client, CooTek (Cayman) Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on July 23, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated August 6, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about August 31, 2018 and launch the road show immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Prospectus Summary

Risk Factors, page 15

1.                                      Please provide risk factor disclosure explaining that as a result of your election to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 57 and 58 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Effectiveness of monetization, page 78

2.                                      Please revise to explain the reasons for the quarterly fluctuations in the percentage changes in the effective price per impression and the number of average daily impressions delivered on global portfolio products.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Registration Statement.

Quantitative and Qualitative Disclosures about Market Risk, page 95

3.                                      You state that the majority of your expenses and a certain percentage of your revenues are denominated in RMB. To the extent that the conversion of U.S. dollars into RMB has materially impacted your historical financial results, please include a discussion of any known trends that you reasonably expect will have a material favorable or unfavorable impact on your financial results. Refer to Item 5.A and 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the Registration Statement.

Unaudited Condensed Financial Statements as of June 30, 2018

Unaudited Condensed Consolidated Statements of Operations, page F-43

4.                                      We note your disclosure that pro forma EPS is not presented because the effect of the conversion of the outstanding convertible redeemable preferred stock would be antidilutive. Considering you present pro forma information on the face of the historical condensed balance sheet to reflect the conversion of these shares into ordinary shares, please also include pro forma EPS on the face of the historical statement of operations for the most recent period. Your footnotes should also disclose pro forma EPS for the most recent annual period and reflect the calculation of pro forma EPS for both periods. Pro forma EPS information for the most recent fiscal year should also be presented in the summary consolidated financial data and selected consolidated financial data tables.

The Company respectfully advises the Staff that it has revised the disclosure on pages F-4, F-34, F-43 and F-57 of the Registration Statement to disclose pro forma EPS for the most recent fiscal year and the most recent interim period. The Company has also revised the disclosure on pages 11 and 74 of the Registration Statement to disclose pro forma EPS information for the most recent fiscal year in the summary consolidated financial data and selected consolidated financial data tables.

General

5.                                      On page 77, you include North Korea among countries that comprise East Asia, one of the regions with active users of your products. We also are aware of publicly available industry reports that mobile devices produced by several of the business partners you identify on your website are available in Iran, North Korea, Sudan and/or Syria. Iran, North Korea, Sudan and Syria are countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the draft registration statement about contacts with the referenced countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Iran, North Korea, Sudan and Syria, including with their governments, whether through business partners, customers or other direct or indirect arrangements.

The Company respectfully advises the Staff that, to the best of its knowledge, it has no past, current or anticipated direct or indirect contacts with any of the governments of Iran, North Korea, Sudan and Syria (the “referenced countries”).  Further, the Company, to the best of its knowledge, has no direct contacts (past, current or anticipated) with any companies or any persons in the referenced countries, other than a de minimis number of users who may download the Company’s mobile applications from third party digital distribution platforms or may access the Company’s mobile applications while physically present in such countries.  In the aggregate, users accessing the mobile applications while located in the referenced countries comprised fewer than 0.5% of the Company’s average daily active users worldwide in June 2018.

The Company respectfully notes that, as the Company is a non-U.S. entity that operates and is based in China, U.S. sanctions and export controls with respect to the referenced countries do not automatically extend to the Company’s activities.  As described in the Registration Statement, the Company primarily distributes mobile applications to users through (i) downloads from third party digital distribution platforms, such as Google Play and Apple App Store, and (ii) pre-installment arrangements with original equipment manufacturers (OEM) of mobile phones. The Company does not engage in direct distribution of its mobile applications and the above-referenced distribution activities are carried out by third parties whose compliance with applicable sanctions and export controls is not completely under the Company’s control.  Arrangements with OEMs result in certain of the Company’s mobile applications being pre-installed on large numbers of mobile devices without any involvement by the Company. The OEMs sell or distribute their mobile devices through their own distribution channels and ultimately to individuals or entities without any knowledge, input or involvement by the Company. The Company does not offer localized in-app items or in-app promotions to target or cater to users that may access the mobile applications from the referenced countries. The Company also does not have any advertisers from the referenced countries; to the extent users located in those countries access the mobile applications, they would have access to advertising customers that are released globally.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, by telephone at +86 21-6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmastu CPA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Karl Kan Zhang, Chairman of the Board of Directors and Chief Architect, CooTek (Cayman) Inc.

Jean Liqin Zhang, Chief Financial Officer, CooTek (Cayman) Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hui Feng, Partner, Deloitte Touche Tohmastu CPA LLP

Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP